--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
--------------------------------------------------------------------------------
                                   FORM 11-K



(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
    THE SECURITIES EXCHANGE ACT OF
1934 For the fiscal year ended December 31, 1998

                                       OR



( ) TRANSITION REPORT PURSUANT TO 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from .......... to ..........




Commission file number 1-4879
                      -------



                    DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN
--------------------------------------------------------------------------------
                            (Full title of the plan)







               Diebold, Incorporated 5995 Mayfair Road PO Box 3077
                         North Canton, Ohio 44720-8077
--------------------------------------------------------------------------------
       (Name of issuer of the securities held by the plan and the address of its principal executive office)

                              REQUIRED INFORMATION



Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of an audited statement of financial condition and statement of income and changes in plan equity.




Financial Statements and Exhibits
---------------------------------


A) The following financial statements and schedules are filed as part of this annual report:

           1) Statements of Net Assets Available for Benefits (with Fund Information) - December 31, 1998 and 1997

           2) Statements of Changes in Net Assets Available for Benefits (with Fund Information) - Years Ended December 31, 1998 and 1997

           3)  Notes to Financial Statements - December 31, 1998 and 1997

           4) Schedule 1 - Line 27 a - Schedule of Assets Held for Investment Purposes - December 31, 1998

           5) Schedule 2 - Line 27 d - Schedule of Reportable Transactions - Year Ended December 31, 1998



B) The following exhibit is filed as part of this annual report:

          23.  Consent of Independent Auditors


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT



The Plan Administrator and Participants
Diebold, Incorporated 401(k) Savings Plan


We have audited the accompanying statements of net assets available for benefits of Diebold, Incorporated 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Diebold, Incorporated 401(k) Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/KPMG LLP
KPMG LLP
Cleveland, Ohio
June 28, 1999

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                                DECEMBER 31, 1998



                                                                                         Participant Directed
                                       ---------------------------------------------------------------------------------------------
                                        Managed Income
                                          Portfolio      Growth Company Fund   Overseas Fund     Equity Index Fund    Balanced Fund
                                       ---------------------------------------------------------------------------------------------

Assets:

 Investments

  Guaranteed Investment Contracts -

    Fidelity Managed Income
      Portfolio                        $            -     $            -     $            -     $            -     $            -

  Equities -

    Diebold, Incorporated Common
      Shares                                        -                  -                  -                  -                  -
  Mutual funds -
    Fidelity Mutual Funds                           -                  -                  -                  -                  -
    Fidelity Retirement
      Government Money Market                       -                  -                  -                  -                  -
    Victory Financial Reserves
      Fund                                          -                  -                  -                  -                  -
    Vanguard Mutual Funds                           -                  -                  -                  -                  -
    Vanguard Retirement Savings
      Trust                                         -                  -                  -                  -                  -
    Loomis Sayles Mutual Funds                      -                  -                  -                  -                  -
    Participant Notes Receivable                    -                  -                  -                  -                  -
                                       ---------------------------------------------------------------------------------------------
             Total Investments                      -                  -                  -                  -                  -

  Cash                                              -                  -                  -                  -                  -
                                       ---------------------------------------------------------------------------------------------
    Total Assets                                    -                  -                  -                  -                  -

Accounts Payable                                    -                  -                  -                  -                  -
                                       ---------------------------------------------------------------------------------------------
Net assets available for benefits:     $            -     $            -     $            -     $            -     $            -
                                       =============================================================================================


                                                Participant Directed
                                       ---------------------------------------
                                                                  Retirement
                                        Investment Grade Fund  Government Fund
                                       ---------------------------------------

Assets:

 Investments

  Guaranteed Investment Contracts -

    Fidelity Managed Income
      Portfolio                          $            -     $            -

  Equities -

    Diebold, Incorporated Common
      Shares                                          -                  -
  Mutual funds -
    Fidelity Mutual Funds                             -                  -
    Fidelity Retirement
      Government Money Market                         -                  -
    Victory Financial Reserves
      Fund                                            -                  -
    Vanguard Mutual Funds                             -                  -
    Vanguard Retirement Savings
      Trust                                           -                  -
    Loomis Sayles Mutual Funds                        -                  -
    Participant Notes Receivable                      -                  -
                                       --------------------------------------
             Total Investments                        -                  -

  Cash                                                4                  -
                                       --------------------------------------
    Total Assets                                      4                  -

Accounts Payable                                      4                  -
                                       --------------------------------------
Net assets available for benefits:       $            -     $            -
                                       ======================================


See accompanying notes to financial statements.

                   DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                               DECEMBER 31, 1998
                                  (continued)

                                                                               Participant Directed
                                        -------------------------------------------------------------------------------------------
                                                      Loomis Sayles
                                        Loomis Sayles    Small Cap                      Vanguard
                                          Bond Fund     Value Fund    Vanguard Index  International      Vanguard    Vanguard Total
                                        International  Retail Class   500 Portfolio  Growth Portfolio  Primecap Fund   Bond Fund
                                        -------------------------------------------------------------------------------------------
Assets:
  Investments

    Guaranteed Investment Contracts -

      Fidelity Managed Income
        Portfolio                       $          -   $          -   $          -   $          -   $          -  $           -

    Equities -

      Diebold, Incorporated Common
        Shares                                     -              -              -              -              -              -
    Mutual funds -
      Fidelity Mutual Funds                        -              -              -              -              -              -
      Fidelity Retirement
        Government Money Market                    -              -              -              -              -              -
      Victory Financial Reserves
        Fund                                       -              -              -              -              -              -
      Vanguard Mutual Funds                        -              -     28,959,437      2,071,592        382,289     11,260,947
      Vanguard Retirement Savings
        Trust                                      -              -              -              -              -              -
      Loomis Sayles Mutual Funds             139,931        635,952              -              -              -              -
      Participant Notes Receivable                 -              -              -              -              -              -
                                        -------------------------------------------------------------------------------------------
        Total Investments                    139,931        635,952     28,959,437      2,071,592        382,289     11,260,947

Cash                                               -              -              -              -              -              -
                                        -------------------------------------------------------------------------------------------
    Total Assets                             139,931        635,952     28,959,437      2,071,592        382,289     11,260,947

Accounts Payable                                   -              -              -              -              -             -
                                        -------------------------------------------------------------------------------------------

Net assets available for benefits:      $    139,931   $    635,952   $ 28,959,437   $  2,071,592   $    382,289   $ 11,260,947
                                        ===========================================================================================


                                                                    Participant Directed
                                        --------------------------------------------------------------------------

                                                                         Vanguard
                                            Vanguard US    Vanguard      Retirement   Diebold Company  Participant
                                              Growth      Windsor II   Savings Trust    Stock Fund        Loans    Total All Funds
                                        ------------------------------------------------------------------------------------------
Assets:
  Investments

    Guaranteed Investment Contracts -

      Fidelity Managed Income
        Portfolio                       $          -   $          -   $          -   $          -   $          -   $          -

    Equities -

      Diebold, Incorporated Common
        Shares                                     -              -              -     86,528,289              -     86,528,289
    Mutual funds -
      Fidelity Mutual Funds                        -              -              -              -              -              -
      Fidelity Retirement
        Government Money Market                    -              -              -              -              -              -
      Victory Financial Reserves
        Fund                                       -              -              -              -              -              -
      Vanguard Mutual Funds               34,996,733      8,950,410              -              -              -     86,621,408
      Vanguard Retirement Savings
        Trust                                      -              -     10,518,796              -              -     10,518,796
      Loomis Sayles Mutual Funds                   -              -              -              -                       775,883
      Participant Notes Receivable                 -              -              -              -      3,211,864      3,211,864
                                        ------------------------------------------------------------------------------------------
        Total Investments                 34,996,733      8,950,410     10,518,796     86,528,289      3,211,864    187,656,240

Cash                                               -              -              -              -              -              4
                                        ------------------------------------------------------------------------------------------
    Total Assets                          34,996,733      8,950,410     10,518,796     86,528,289      3,211,864    187,656,244

Accounts Payable                                   -              -              -              -              -              4
                                        ------------------------------------------------------------------------------------------

Net assets available for benefits:      $ 34,996,733   $  8,950,410   $ 10,518,796   $ 86,528,289   $  3,211,864   $187,656,240
                                        ==========================================================================================

See accompanying notes to financial statements.

                   DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND INFORMATION)
                               DECEMBER 31, 1997

                                                                                 Participant Directed
                                       --------------------------------------------------------------------------------------------
                                       Managed Income  Company Stock  Growth Company
                                         Portfolio        Fund            Fund      Overseas Fund  Equity Index Fund  Balanced Fund
                                       --------------------------------------------------------------------------------------------
Assets:
  Investments

    Guaranteed Investment Contracts -

      Fidelity Managed Income
        Portfolio                       $  7,060,602   $          -   $          -   $          -   $          -   $          -

    Equities -

      Diebold, Incorporated Common
        Shares                                     -    105,417,500              -              -              -              -
    Mutual funds -
      Fidelity Mutual Funds                        -              -     25,150,545      1,381,825     19,462,186      9,854,564
      Fidelity Retirement
        Government Money Market                    -              -              -              -              -              -
      Victory Financial Reserves
        Fund                                     567         98,476          4,121          1,822          4,399            667
      Participant Notes Receivable                 -              -              -              -              -              -
                                        -------------------------------------------------------------------------------------------

        Total Investments                  7,061,169    105,515,976     25,154,666      1,383,647     19,466,585      9,855,231

Cash                                               -              -              -              -              -              -

Accrued income                                35,415          1,685            412            131            435            130
                                        -------------------------------------------------------------------------------------------
  Total Assets                             7,096,584    105,517,661     25,155,078      1,383,778     19,467,020      9,855,361

Accounts payable                              35,373         91,396              -              -              -              -
                                        -------------------------------------------------------------------------------------------

Net assets available for benefits:      $  7,061,211  $ 105,426,265   $ 25,155,078   $  1,383,778   $ 19,467,020   $  9,855,361
                                        ===========================================================================================


                                                    Participant Directed
                                       ----------------------------------------------------
                                       Investment Grade    Retirement
                                           Fund          Government Fund  Participant Loans  Total All Funds
                                       ---------------------------------------------------------------------
Assets:
  Investments

    Guaranteed Investment Contracts -

      Fidelity Managed Income
        Portfolio                      $         -     $          -        $          -      $  7,060,602

    Equities -

      Diebold, Incorporated Common
        Shares                                   -                -                   -       105,417,500
    Mutual funds -
      Fidelity Mutual Funds              4,940,003                -                   -        60,789,123
      Fidelity Retirement
        Government Money Market                  -        1,805,962                   -         1,805,962
      Victory Financial Reserves
        Fund                                   273              104                   -           110,429
      Participant Notes Receivable               -                -           1,816,232         1,816,232
                                       ---------------------------------------------------------------------

        Total Investments                4,940,276         1,806,066          1,816,232       176,999,848

Cash                                             -                 -               282                282

Accrued income                              25,364             8,025                 -             71,597
                                       ---------------------------------------------------------------------
  Total Assets                           4,965,640         1,814,091         1,816,514        177,071,727

Accounts payable                            25,284             7,988                 -            160,041
                                       ---------------------------------------------------------------------

Net assets available for benefits:     $  4,940,356     $  1,806,103      $  1,816,514       $176,911,686
                                       =====================================================================


See accompanying notes to financial statements.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH
                      FUND INFORMATION) DECEMBER 31, 1998

                                                                                 Participant Directed
                                                            -------------------------------------------------------------

                                                            Managed Income Portfolio  Growth Company Fund  Overseas Fund
                                                            -------------------------------------------------------------

Additions:
  Contributions
    Participant                                             $   342,710               $  1,782,708          $    270,481
    Employer                                                     49,251                    212,457                34,371
    Rollover                                                      1,563                    140,603                37,718
                                                            -------------------------------------------------------------
                                                                393,524                  2,135,768               342,570
    Investment income/(loss):
      Registered investment funds                               175,250                    259,204                   794
      Interest and dividends                                     35,795                          -                     -
      Net appreciation/ (depreciation) in the fair value
      of investments                                                  -                  3,518,118               230,633
                                                            -------------------------------------------------------------
                                                                211,045                  3,777,322               231,427

                                                            -------------------------------------------------------------
        Total additions, net                                    604,569                  5,913,090               573,997

Deductions:
  Withdrawals                                                  (179,560)                  (632,232)              (32,728)
                                                            -------------------------------------------------------------
    Excess of additions over deductions                         425,009                  5,280,858               541,269

Transfers between funds                                      (7,486,220)               (30,435,936)           (1,925,047)

Nets assets available for benefits:
  Beginning of year                                           7,061,211                 25,155,078             1,383,778

  End of year                                               $         -               $          -          $          -
                                                            =============================================================

                                                                                        Participant Directed
                                                            -----------------------------------------------------------------------
                                                                                                                       Retirement
                                                            Equity Index Fund  Balanced Fund  Investment Grade Fund  Government Fund
                                                            -----------------------------------------------------------------------

Additions:
  Contributions
    Participant                                             $  1,300,327    $    618,804       $   290,350         $    113,940
    Employer                                                     153,695          78,148            37,845               16,167
    Rollover                                                     110,208          55,674             9,229                5,689
                                                            -----------------------------------------------------------------------
                                                               1,564,230         752,626           337,424              135,796
    Investment income/(loss):
      Registered investment funds                                365,175         181,548           127,843               41,032
      Interest and dividends                                           -               -            26,369                7,986
      Net appreciation/ (depreciation) in the fair value
      of investments                                           3,199,601         997,596            49,688                    -
                                                            -----------------------------------------------------------------------
                                                               3,564,776       1,179,144           203,900               49,018

                                                            -----------------------------------------------------------------------
        Total additions, net                                   5,129,006       1,931,770           541,324              184,814

Deductions:
  Withdrawals                                                   (401,857)       (183,068)          (77,746)             (67,440)
                                                            -----------------------------------------------------------------------
    Excess of additions over deductions                        4,727,149       1,748,702           463,578              117,374

Transfers between funds                                      (24,194,169)    (11,604,063)       (5,403,934)          (1,923,477)

Nets assets available for benefits:
  Beginning of year                                           19,467,020       9,855,361         4,940,356            1,806,103

  End of year                                               $          -    $          -      $          -         $          -
                                                            =======================================================================

See accompanying notes to financial statements.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                   (WITH FUND INFORMATION) DECEMBER 31, 1998
                                  (continued)

                                                                                   Participant Directed
                                                  --------------------------------------------------------------------------------
                                                  Loomis Sayles    Loomis Sayles                      Vanguard
                                                    Bond Fund     Small Cap Value  Vanguard Index   International      Vanguard
                                                  International  Fund Retail Class  500 Portfolio  Growth Portfolio  Primecap Fund
                                                  --------------------------------------------------------------------------------
Additions:
  Contributions
    Participant                                     $  18,245       $  18,600       $  1,557,583    $   276,648       $  51,821
    Employer                                            1,878           2,035            170,357         31,499           4,468
    Rollover                                                -         257,463                859        132,941               -
                                                    ------------------------------------------------------------------------------
    Total Contributions                                20,123         278,098          1,728,799        441,088          56,289

      Registered investment funds                           -               -                  -              -               -
      Interest and dividends                            9,761           6,311            272,843         41,332          11,581
      Net appreciation/(depreciation) in the fair
      value of investments                             (1,900)         66,928          2,148,552         20,784          34,911
                                                    ------------------------------------------------------------------------------
                                                        7,861          73,239          2,421,395         62,116          46,492
                                                    ------------------------------------------------------------------------------
        Total additions, net                           27,984         351,337          4,150,194        503,204         102,781

Deductions:
  Withdrawals                                             (68)              -           (440,161)       (87,281)            (73)

                                                    ------------------------------------------------------------------------------
    Excess of additions over deductions                27,916         351,337          3,710,033        415,923         102,708

Transfers between funds                               112,015         284,615         25,249,404      1,655,669         279,581

Nets assets available for benefits:
  Beginning of year                                         -               -                  -              -               -

  End of year                                       $ 139,931       $ 635,952       $ 28,959,437    $ 2,071,592       $ 382,289
                                                    ==============================================================================

                                                                               Participant Directed
                                                  ----------------------------------------------------------------------------
                                                                                                  Vanguard          Diebold
                                                    Vanguard Total  Vanguard US    Vanguard     Retirement      Company Stock
                                                      Bond Fund        Growth     Windsor II   Savings Trust         Fund
                                                  ----------------------------------------------------------------------------
Additions:
  Contributions
    Participant                                   $    630,385   $  1,837,096    $   471,497    $    485,789    $   5,495,717
    Employer                                            70,290        212,305         53,387          66,866        8,006,743
    Rollover                                            13,967        425,792      1,041,535         712,011          214,771
                                                  ----------------------------------------------------------------------------
    Total Contributions                                714,642      2,475,193      1,566,419       1,264,666       13,717,231

      Registered investment funds                            -              -              -               -            7,691
      Interest and dividends                           365,875      2,181,758        828,100         295,691        1,244,617
      Net appreciation/(depreciation) in the fair
      value of investments                              98,418      1,822,802       (565,555)         (3,246)     (29,170,042)
                                                  ----------------------------------------------------------------------------
                                                       464,293      4,004,560        262,545         292,445      (27,917,734)
                                                  ----------------------------------------------------------------------------
        Total additions, net                         1,178,935      6,479,753      1,828,964       1,557,111      (14,200,503)

Deductions:
  Withdrawals                                         (247,203)      (791,888)      (161,112)       (443,023)      (2,227,427)

                                                  ----------------------------------------------------------------------------
    Excess of additions over deductions                931,732      5,687,865      1,667,852       1,114,088      (16,427,930)

Transfers between funds                             10,329,215     29,308,868      7,282,558       9,404,708       (2,470,046)

Nets assets available for benefits:
  Beginning of year                                          -              -              -               -      105,426,265

  End of year                                     $ 11,260,947   $ 34,996,733    $ 8,950,410    $ 10,518,796    $  86,528,289
                                                  ============================================================================

                                                  Participant Directed
                                                  --------------------
                                                   Participant
                                                      Loans       Total All Funds
                                                  -------------------------------
Additions:
  Contributions
    Participant                                   $         -     $  15,562,701
    Employer                                                -         9,201,762
    Rollover                                           11,166         3,171,189
                                                  -------------------------------
    Total Contributions                                11,166        27,935,652

      Registered investment funds                           -         1,158,537
      Interest and dividends                          254,711         5,582,730
      Net appreciation/(depreciation) in the fair
      value of investments                                  -       (17,552,712)
                                                  -------------------------------
                                                      254,711       (10,811,445)
                                                  -------------------------------
        Total additions, net                          265,877        17,124,207

Deductions:
  Withdrawals                                        (406,786)       (6,379,653)

                                                  -------------------------------
    Excess of additions over deductions              (140,909)       10,744,554

Transfers between funds                             1,536,259                 -

Nets assets available for benefits:
  Beginning of year                                 1,816,514       176,911,686

  End of year                                     $ 3,211,864     $ 187,656,240
                                                  ===============================

See accompanying notes to financial statements.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (WITH FUND
                         INFORMATION) DECEMBER 31, 1997


                                                                                 Participant Directed
                                                   ---------------------------------------------------------------------------------
                                                   Managed Income                    Growth Company
                                                     Portfolio   Company Stock Fund       Fund     Overseas Fund   Equity Index Fund
                                                   ---------------------------------------------------------------------------------
Additions:
  Contributions
    Participant                                    $   787,481    $   6,212,004    $   3,460,045     $    434,777    $   2,339,930
    Employer                                           109,324        8,064,700          390,986           41,892          250,695
    Rollover                                                 -                -                -                -                -
                                                   ---------------------------------------------------------------------------------
                                                       896,805       14,276,704        3,851,031          476,669        2,590,625

  Investment income/(loss):
    Registered Investment Funds                        397,741           19,580        2,382,448           66,348          400,006
    Dividends                                                -          977,211                -                -                -
    Interest                                                 -                -                -                -                -
    Net appreciation/ (depreciation) in the fair
    value of investments                                     -       17,731,073        1,298,271          (16,340)       3,873,537
                                                   ---------------------------------------------------------------------------------
                                                       397,741       18,727,864        3,680,719           50,008        4,273,543

                                                   ---------------------------------------------------------------------------------
      Total additions, net                           1,294,546       33,004,568        7,531,750          526,677        6,864,168

Deductions:
  Withdrawals                                         (354,355)      (2,191,465)        (660,165)         (26,659)        (392,320)

                                                   ---------------------------------------------------------------------------------
    Excess of additions over deductions                940,191       30,813,103        6,871,585          500,018        6,471,848

Transfers between funds                               (376,342)         143,037       (1,211,649)         441,474          966,361

Nets assets available for benefits:
  Beginning of year                                  6,497,362       74,470,125       19,495,142          442,286       12,028,811

  End of year                                      $ 7,061,211    $ 105,426,265    $  25,155,078     $  1,383,778    $  19,467,020
                                                   =================================================================================



                                                                      Participant Directed
                                                 -----------------------------------------------------------------
                                                                 Investment Grade  Retirement
                                                  Balanced Fund       Fund      Government Fund  Participant Loans   Total All Funds
                                                 -----------------------------------------------------------------------------------
Additions:
  Contributions
    Participant                                  $   1,165,580    $   629,693    $   284,672    $         -          $  15,314,182
    Employer                                           137,779         76,512         32,961              -              9,104,849
    Rollover                                                 -              -              -              -                      -
                                                 -----------------------------------------------------------------------------------
                                                     1,303,359        706,205        317,633              -             24,419,031

  Investment income/(loss):
    Registered Investment Funds                      1,144,427        283,108         87,905              -              4,781,563
    Dividends                                                -              -              -              -                977,211
    Interest                                                 -              -              -        234,479                234,479
    Net appreciation/ (depreciation) in the fair
    value of investments                               577,427         98,530              -              -             23,562,498
                                                 -----------------------------------------------------------------------------------
                                                     1,721,854        381,638         87,905        234,479             29,555,751

                                                 -----------------------------------------------------------------------------------
      Total additions, net                           3,025,213      1,087,843        405,538        234,479             53,974,782

Deductions:
  Withdrawals                                         (287,081)      (122,637)      (127,414)      (246,129)            (4,408,225)

                                                 -----------------------------------------------------------------------------------
    Excess of additions over deductions              2,738,132        965,206        278,124        (11,650)            49,566,557

Transfers between funds                               (302,457)      (401,910)       (28,413)       769,899                      -

Nets assets available for benefits:
  Beginning of year                                  7,419,686      4,377,060      1,556,392      1,058,265            127,345,129

  End of year                                    $   9,855,361    $ 4,940,356    $ 1,806,103    $ 1,816,514          $ 176,911,686
                                                 ===================================================================================


See accompanying notes to financial statements.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997


(1)  Description of the Plan
     -----------------------

     The following brief description of the Diebold, Incorporated 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  General
          -------

          The Board of Directors of Diebold, Incorporated (the "Employer") established this defined contribution plan effective as of April 1, 1990. The Plan covers all non-bargaining unit employees of the Employer and affiliates who have completed ninety days of employment. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  Contributions
          -------------

          For the years ended December 31, 1998 and 1997, the Plan allowed each participant to contribute from one to ten percent (in one percent increments) of pre-tax compensation, but not in excess of the maximum amount permitted by the Internal Revenue Code of 1986.

          In 1998 and 1997, the Employer contributed as a Basic Matching Contribution an amount equal to sixty cents for each dollar of a participant's pre-tax contributions during each payroll period up to three percent of the participant's compensation in such payroll period and thirty cents for each dollar of a participant's pre-tax contributions on the next three percent of the participant's compensation in such payroll period.

          At the end of any Plan Year, the Employer, at its discretion, may determine that an Additional Matching Contribution be made for the next succeeding Plan year. The amount of any Additional Matching Contribution shall be determined solely by action of the Board of Directors. An Additional Matching Contribution was made in the last three quarters of 1998 and the first quarter of 1997 such that the total matching contribution (including the Basic Matching Contribution) was eighty cents for each dollar of a participant's pre-tax contributions during each payroll period up to four percent of the participant's compensation in such payroll period and forty cents for each dollar of a participant's pre-tax contributions on the next four percent of the participant's compensation in such payroll period.

          For the period of April 1, 1997 through March 31, 1998, an Additional Matching Contribution was made such that the total matching contribution (including the Basic Matching Contribution) was one dollar for each dollar of a participant's pre-tax contributions during each payroll period up to four percent of the participant's compensation in such payroll period and forty cents for each dollar of a participant's pre-tax contributions on the next four percent of the participant's compensation in such payroll period.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

                                   (continued)
     (c)  Participants' Accounts
          ----------------------

          As of June 30, 1998 all assets in the plan were transferred to The Vanguard Fiduciary Trust Company as Trustee for the Plan. As of January 1, 1992, the Employer, as the plan administrator for the Plan, established two separate accounts for each participant, a Regular Account and a Retiree Medical Funding Account. All participant contributions are deposited into the Regular Account. Each participant may direct that his or her contributions to the Regular Account be invested in the Fidelity Mutual Funds, Fidelity Retirement Government Money Market, Victory Financial Reserves Fund, Equities, Guaranteed Investment Contracts, or any combination thereof with the minimum investment in any fund/portfolio of five percent before June 30, 1998. After June 30, 1998 each participant may direct that his or her contributions to the Regular Account be invested in the Vanguard Mutual Funds, Vanguard Retirement Savings Trust, Loomis Sayles Mutual Funds, Equities or any combination thereof with the minimum investment in any fund/portfolio of five percent.

          For 1998 and 1997, the Employer's Basic Matching Contribution was divided between the Regular Account and the Retiree Medical Funding Account. The portion of the Employer's Basic Matching Contribution which was equal to thirty cents for each dollar contributed by a participant up to three percent of the participant's compensation in such payroll period was deposited in the Retiree Medical Funding Account. These Employer contributions were invested in the above named funds and/or portfolios according to the participant's direction. In 1998 and 1997, any additional Matching Contribution was deposited in the Regular Account and was invested in the Company Stock Fund.

     (d)  Vesting
          -------

          A participant's pre-tax contributions and earnings and the Employer's pre-tax contributions and earnings are immediately vested and nonforfeitable.

     (e)  Distribution of Benefits
          ------------------------

          Upon termination of service with the Employer or affiliate, a participant shall receive his or her total account balance in a lump sum payment if such total account balance does not exceed $3,500. Otherwise, the participant may elect to receive his or her total account balance in a lump sum payment upon termination, defer receipt until retirement date, or make a direct rollover to a qualified plan.

          A participant entitled to a distribution during the years ended December 31, 1998 and 1997, received cash for his or her lump sum distribution, except for funds in the Company Stock Fund for which an election of cash or the Employer's Common Shares was made.


     (f)  Participant Notes Receivable
          ----------------------------

          Effective April 1, 1995, the Plan was amended and the Loan Fund was established to administer the activities of participant loans. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their account balances. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50% of a participant's total vested balance (in $100 increments), whichever is less. Loan payments are made through equal payroll deductions over the loan period of one to five years. All loans must be repaid in full year increments. Interest charged is determined by the Savings Plan Committee based on the prime interest rate plus one percent as of the loan effective date.

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                   (continued)

     (g)  Plan Merger
          -----------
          On September 30, 1998 the Griffin Technology 401(k) Plan was merged into the Diebold, Incorporated 401(k) Savings Plan.

     (h)  Expenses
          --------

          All costs and expenses incident to the administration of the Plan and the management of the trust fund are paid by the Plan administrator except for loan processing and administration fees associated with the Loan Fund which are borne by the individual loan participants.

(2)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of Presentation
          ---------------------

          The accompanying financial statements have been prepared on an accrual basis in accordance with generally accepted accounting principles.

     (b)  Investments
          -----------

          The Plan's investments are stated at fair value as of the last business day of the Plan year, except for investments in the Managed Income Portfolio. This fund is represented by purchases of units in the Fidelity Managed Income Portfolio, which invests primarily in guaranteed investment contracts. The fund is fully benefit-responsive, and accordingly, investments in this fund are valued at the underlying contract value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value. All purchases and sales transactions are recorded on a trade date basis.

     (c)  Use of Estimates
          ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(3)  Federal Income Taxes
     --------------------

     On November 19, 1992, the Plan received a determination letter from the Internal Revenue Service that the Plan qualified under the provisions of
     Section 401(a) and 401(k) of the Internal Revenue Code and that the trust was exempt from federal income taxes under Section 501(c). The plan administrator believes that the Plan continues to qualify under the provisions of Section 401(a) and 401(k) and that the trust is exempt from federal income taxes.

(4)  Plan Termination
     ----------------

     Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto.

                                                                      Schedule 1
                                                                      ----------

                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
           LINE 27 a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998
                                 EIN: 34-0183970
                                Plan Number: 012


    COLUMN A                   COLUMN B                               COLUMN C                    COLUMN D            COLUMN E
    --------                   --------                               --------                    --------            --------

                                                         Description of Investment including
                 Identity of Issue, Borrower, Lessor,     Maturity Date, Rate of Interest,
                           or Similar Party              Collateral, Par, or Maturity Value            Cost           Current Value
                --------------------------------------------------------------------------------------------------------------------
                Loomis Sayles Bond                      Registered Investment Company            $      141,643       $     139,931
                Loomis Sayles Small Cap Value           Registered Investment Company                   569,473             635,952
                Vanguard 500 Index Fund                 Registered Investment Company                26,697,066          28,959,437
                Vanguard International Growth Fund      Registered Investment Company                 2,021,008           2,071,592
                Vanguard PRIMECAP Fund                  Registered Investment Company                   344,140             382,289
                Vanguard Total Bond Market Index        Registered Investment Company                11,167,172          11,260,947
                Vanguard U.S. Growth                    Registered Investment Company                33,041,986          34,996,733
                Vanguard Windsor II Fund                Registered Investment Company                 9,488,915           8,950,410
                Vanguard Retirement Savings Trust       Common/ Collective Trust                     10,518,796          10,518,796
       *        Diebold Company Stock                   Company Stock Fund                           57,667,829          86,528,289
       *        Participant Loans                       9.25% - 12%                                           -           3,211,864

                                                                                              ======================================
                                                                                                 $  151,658,028       $ 187,656,240
                                                                                              ======================================



            *  Party-in-interest

NOTE: The cost of participant loans is $0 based upon instructions for the Form 5500 Line 27a. See accompanying independent auditors' report.

                                                                      Schedule 2
                                                                      ----------
                    DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
              Line 27(d) - Schedule of Reportable (5%) Transactions
                          Year ended December 31, 1998
                                 Ein: 34-0183970
                                Plan Number: 012

Series transactions, when aggregated, involving an amount in excess of 5 percent
--------------------------------------------------------------------------------
of the current value of Plan assets:
------------------------------------


       COLUMN A               COLUMN B                 COLUMN C         COLUMN D        COLUMN E         COLUMN F        COLUMN G
       --------               --------                 --------         --------        --------         --------        --------

                                                                                                    Current Value of
                         Description of Assets                                                            Asset on
  Identity of Party   (include interest rate and                                     Historical Cost   Transaction   Historical Gain
       Involved       maturity in the case of a loan)  Purchase Price   Selling Price     of Asset          Date          (Loss)
------------------------------------------------------------------------------------------------------------------------------------
The Vanguard Group    Vanguard 500 Index Fund         $ 28,775,309     $        --     $        --     $ 28,775,309     $        --
The Vanguard Group    Vanguard 500 Index Fund                   --       1,968,148       2,078,242        1,968,148       (110,094)
The Vanguard Group    Vanguard Tlt Bond Mkt Idx         12,110,256              --              --       12,110,256              --
The Vanguard Group    Vanguard Tlt Bond Mkt Idx                 --         950,338         943,084          950,338           7,254
The Vanguard Group    Vanguard U.S. Growth              35,462,454              --              --       35,462,454              --
The Vanguard Group    Vanguard U.S. Growth                      --       2,294,406       2,420,468        2,294,406       (126,061)
The Vanguard Group    Vanguard Windsor II Fund          10,148,340              --              --       10,148,340              --
The Vanguard Group    Vanguard Windsor II Fund                  --         633,794         659,425          633,794        (25,630)
The Vanguard Group    Vanguard Retire Savings Trst      12,137,019              --              --       12,137,019              --
The Vanguard Group    Vanguard Retire Savings Trst              --       1,618,222       1,618,222        1,618,222              --
N/A                   Diebold Company Stock             72,201,973              --              --       72,201,973              --
N/A                   Diebold Company Stock                     --       2,600,733       2,443,098        2,600,733         157,635



See accompanying independent auditors' report.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.








                              DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN
                              -----------------------------------------
                                            (Name of Plan)





 Date:  June 29, 1999                           By: /s/Gerald F. Morris
       --------------                           -----------------------
                                                Gerald F. Morris
                                                Executive Vice President and
                                                Chief Financial Officer
                                                (Principal Accounting and
                                                Financial Officer)

                              DIEBOLD, INCORPORATED

                                    FORM 11-K

                                INDEX TO EXHIBITS



EXHIBIT NO.                                                        PAGE NO.
-----------                                                        --------



    23.     Consent of Independent Auditors                           17